SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

(Mark One)
(X)                              ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      For the Year Ended December 31, 1999

                                       or

(  )                TRANSITION REPORT PURSUANT TO SECTION 15(d)
                                     OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the transition period from ____ to ____

              Commission file number: Whitman Corporation 001-15019


              A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               WHITMAN CORPORATION

                                MASTER RETIREMENT

                                  SAVINGS PLAN

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               WHITMAN CORPORATION
                               3501 Algonquin Road
                         Rolling Meadows, Illinois 60008

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                               WHITMAN CORPORATION
                               MASTER RETIREMENT SAVINGS PLAN

                               By: /s/  PETER M. PEREZ
                                   ---------------------------------------
                                   Peter M. Perez
                                   Senior Vice President - Human Resources





Dated:  June 28, 2000

                               WHITMAN CORPORATION
                         MASTER RETIREMENT SAVINGS PLAN

                              FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1999 AND 1998
                         TOGETHER WITH AUDITORS' REPORT

                               WHITMAN CORPORATION
                                MASTER RETIREMENT
                                  SAVINGS PLAN
                                   ----------
                         INDEX TO FINANCIAL STATEMENTS



Report of Independent Public Accountants....................................F-4

Financial Statements:

    Statements of Net Assets Available for Benefits as of December 31, 1999
    and 1998               .................................................F-5

    Statements of Changes in Net Assets Available for Benefits
    for the years ended December 31, 1999 and 1998 .........................F-6

    Notes to Financial Statements...................................F-7 to F-11

Independent Auditors' Report

To the Administrative Committee of
Whitman Corporation Master Retirement Savings Plan
Rolling Meadows, Illinois


We have audited the accompanying statement of net assets available for benefits of Whitman Corporation Master Retirement Savings Plan as of December 31, 1999, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Whitman Corporation Master Retirement Savings Plan as of December 31, 1998 were audited by other auditors whose report dated June 23, 1999, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999, and the changes in net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

/s/ Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
June 20, 2000

Independent Auditors' Report

To the Administrative Committee of
Whitman Corporation Master Retirement Savings Plan
Rolling Meadows, Illinois

We have audited the accompanying statement of net assets available for benefits of Whitman Corporation Master Retirement Savings Plan as of December 31, 1998, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998, and the changes in net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP

Chicago, Illinois
June 23, 1999

                               WHITMAN CORPORATION
                         MASTER RETIREMENT SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS



December 31,                                     1999                 1998
                                                 ----                 ----

Assets:
Plan interest in Whitman Corporation
     Defined Contribution Master Trust      $ 68,760,697         $ 54,792,297

Contributions receivable:
     Participant                                 119,957               16,643
     Employer, net of forfeitures                 23,356               12,842
                                            ------------         ------------

         Total Assets                         68,904,010           54,821,782
                                            ------------         ------------

Liabilities:
     Expenses payable                             37,109               43,267
                                            ------------         ------------

         Total liabilities                        37,109               43,267
                                            ------------         ------------

Net assets available for benefits           $ 68,866,901         $ 54,778,515
                                            ============         ============


See notes to financial statements.

                               WHITMAN CORPORATION
                         MASTER RETIREMENT SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


Years ended December 31,                                       1999               1998
                                                               ----               ----

Additions to net assets attributed to:
     Net investment income from the Whitman Corporation
         Defined Contribution Master Trust                 $ 8,264,331        $ 8,237,906

Contributions:
     Participant                                             4,272,934          4,209,371
     Employer, net of forfeitures                            1,162,133          1,233,751
                                                           -----------        -----------

         Total additions                                    13,699,398         13,681,028
                                                           -----------        -----------

Deductions from net assets attributed to:
     Participants' withdrawals                               4,033,747          2,112,548
     Administrative expenses                                   162,723            148,218
                                                           -----------        -----------

         Total deductions                                    4,196,470          2,260,766
                                                           -----------        -----------

Transfers (to) from other plans (Notes 6 and 7)              4,585,458         (8,472,226)
                                                           -----------        -----------

         Increase in net assets                             14,088,386          2,948,036

Net assets available for plan benefits:
     Beginning of year                                      54,778,515         51,830,479
                                                           -----------        -----------

     End of year                                           $68,866,901        $54,778,515
                                                           ===========        ===========


See notes to financial statements.

                               WHITMAN CORPORATION
                                MASTER RETIREMENT
                                  SAVINGS PLAN
                                   ----------

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

(1)  Description of Plan

The following brief description of the Whitman Corporation Master Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan, which covers eligible employees of Whitman Corporation and those of its subsidiary companies which adopt the Plan, with any company having adopted the Plan along with Whitman Corporation being considered an Employer. Any hourly employee who is a member of a group of employees to whom the Plan has been made available through collective bargaining, or through other unilateral employment requirements, and has elected to participate in the Plan is considered a Participant.

The Plan permits participating Employers to select from a variety of features to offer a custom-tailored Plan to employee groups. The Employer may offer the Plan in the form of a Pre-tax 401(k) Savings Plan or an After-tax Savings Plan. A variety of employee/employer contribution arrangements are available and are in effect for various employee groups.

The total annual pre-tax contributions by a Participant were limited in 1999 and 1998 to the lesser of $10,000 (as adjusted to reflect changes in the cost of living pursuant to Section 402(g) of the Internal Revenue Code) or the appropriate percentage of the Participant's total compensation during the year.

Forfeitures

Forfeited Employer contributions resulting from terminations of employment are used to reduce Employer contributions after a Participant has terminated or withdrawn from the Plan. In the event a Participant is rehired and reimburses the amount disbursed to him from the Plan within the time period specified in the Plan, the Employer is required to restore to the Participant's account any previously forfeited amount used to reduce Employer contributions.

Plan Termination

Although it has not expressed any intent to do so, Whitman Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Participant Accounts

Each Participant's account is credited with the Participant's contribution, Employer contributions, and an allocation of Plan earnings. Allocations of earnings are based on Participant account balances. The benefit to which a
Participant is entitled is the benefit that can be provided from the Participant's account.

                               WHITMAN CORPORATION
                                MASTER RETIREMENT
                                  SAVINGS PLAN
                                   ----------

                  NOTES TO FINANCIAL STATEMENTS -- (Continued)
                           December 31, 1999 and 1998


Participant Notes Receivable

In accordance with Plan provisions, loans are made to participants in amounts not to exceed the lesser of one-half of the participant's vested account balance or $50,000. The loans bear interest at the trustee's current prime rate in effect on Monday of the week the loan is requested and are payable through participant payroll withholdings under a reasonable repayment schedule of not more than five years.

Vesting

Participants will be 100% vested in Employer contributions made after completion of 5 years of vesting service, if permanently disabled, upon attainment of age 65, upon death, or if terminated by an Employer for specific reasons.

Participants are immediately vested in their voluntary contributions and actual earnings thereon.

Payment of Benefits

On termination of service, a Participant may elect to receive the value of his or her account in either a lump sum payment, in annual installments over a period of time up to a maximum of fifteen years, in the form of immediate or deferred annuity, or disbursement amounts at their discretion.

Expenses

External administrative expenses for the preparation and maintenance of the Plan's financial records and participant statements, and service fees on insurance contracts are paid from Plan assets. Trustee, legal, and all other external expenses are also paid from Plan assets to the extent that those expenses of the Plan are not paid by the Plan Sponsor.

Investment Options

Participants in the Plan have the right to direct that their contributions be invested in one or more funds designated by the Plan's Administrative Committee as available for investment purposes. As of December 31, 1999 and 1998, the following investments were offered:

                      o  Conservative Portfolio
                      o  Moderate Portfolio
                      o  Growth Portfolio
                      o  Aggressive Growth Portfolio
                      o  Fixed Income Fund
                      o  Large Company Fund
                      o  Small Company Fund
                      o  International Fund
                      o  Whitman Stock Fund

Employer matching contributions may be directed into the same funds, using the same percentages, as Participant contributions. Earnings on investments in each of the investment funds are reinvested in the respective funds.

                               WHITMAN CORPORATION
                                MASTER RETIREMENT
                                  SAVINGS PLAN
                                   ----------

                  NOTES TO FINANCIAL STATEMENTS -- (Continued)
                           December 31, 1999 and 1998


(2)  Interest in Whitman Corporation Defined Contribution Master Trust

Certain assets of the Plan are in the Whitman Corporation Defined Contribution Master Trust (the Trust) which was established for the investment of assets of the Plan and another Whitman Corporation sponsored retirement plan. Each plan has an undivided interest in the Trust. The assets of the Trust are held by the Northern Trust Company (the Trustee). The Plan's interest in the net assets of the Trust is based on the individual plan participants' investment balances. Investment income is allocated on a daily basis through a valuation performed by the Trustee. Administrative expenses relating to the Trust are allocated to the individual funds based upon average monthly balances invested by each plan. At December 31, 1999 and 1998, the Plan's interest in the net assets of the Trust was approximately 27% and 24%, respectively.

The Trust held the following classifications of investments as of December 31, 1999 and 1998:

                                                                               1999                  1998
                                                                       -----------------     -----------------

Investments at market value:
        Common Stock:  Whitman Corporation                             $      20,639,597     $      34,759,490
                       PepsiCo, Inc.                                           6,018,585                    --
        Collective Investment Trusts                                         178,817,962           151,066,205
        Participant Notes Receivable                                           5,341,433             4,779,889

Investments at contract value:
        Investment contracts                                                  45,735,158            39,735,483
                                                                       -----------------     -----------------
        Total Trust Investments                                        $     256,552,735     $     230,341,067
                                                                       =================     =================

As of December 31, 1999 and 1998, the net assets of the Trust include the above investments and other miscellaneous net assets totaling $66,381 and $196,184, respectively.

Investment Income for the Trust is as follows for the years ended December 31, 1999 and 1998:

                                                                              1999                 1998
                                                                       -----------------     -----------------

Net appreciation (depreciation) in fair value of investments:
        Common Stock                                                   $     (17,341,043)    $      12,340,410
        Collective Investment Trusts                                          30,021,865            25,069,057
                                                                       -----------------     -----------------
                                                                              12,680,822            37,409,467
        Interest, Dividends and Other                                          3,234,065             3,394,724
                                                                       -----------------     -----------------
        Total Investment Income                                        $      15,914,887     $      40,804,191
                                                                       =================     =================

(3)  Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Except for the investment contracts, the Trust's investments are stated at fair value. The fair values of marketable securities are based on quotations obtained from national securities exchanges. Where marketable securities are not listed on an exchange, quotations are obtained from brokerage firms.

                               WHITMAN CORPORATION
                                MASTER RETIREMENT
                                  SAVINGS PLAN
                                   ----------

                  NOTES TO FINANCIAL STATEMENTS -- (Continued)
                           December 31, 1999 and 1998


Fully benefit-responsive investment contracts are valued at contract value, which represents the principal balance of the investment contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company. The aggregate average yield of the investment contracts for the year ended December 31, 1999 and 1998, was 6.0% and 6.2%, respectively. The aggregate interest rate for the investment contracts as of December 31, 1999 and 1998, was 6.2% and 6.6%, respectively. The fair value of the investment contracts in the Trust as of December 31, 1999 and 1998, was approximately $44,800,000 and $40,500,000, respectively.

The Trust records investment transactions on a trade date basis.

Benefits Paid to Participants

Benefits are recorded when paid.

Use of Estimates

The  financial  statements  have been  prepared  in  accordance  with  generally accepted accounting principles and necessarily include amounts based on estimates and assumptions by management. Actual results could differ from those estimates.

(4)   Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated January 8, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

(5)   Transfer to Other Plans

On June 23, 1997, Whitman Corporation announced the planned spin-offs of two of its operating subsidiaries, Midas, Inc. ("Midas") and Hussmann International, Inc. ("Hussmann") to Whitman shareholders. Effective January 1, 1998, Midas created the Midas Retirement Savings Plan for Salaried Employees, the Midas Retirement Savings Plan for Hourly Employees, and the Midas Defined Contribution Master Trust; and Hussmann created the Hussmann International, Inc. Retirement Savings Plan for Salaried Employees, the Hussmann International, Inc. Retirement Savings Plan for Hourly Employees, and the Hussmann International, Inc. Defined Contribution Master Trust, to manage activity previously performed with the Whitman Corporation Retirement Savings Plan, the Whitman Corporation Master Retirement Savings Plan and the Whitman Corporation Defined Contribution Master Trust.

                               WHITMAN CORPORATION
                                MASTER RETIREMENT
                                  SAVINGS PLAN
                                   ----------

                  NOTES TO FINANCIAL STATEMENTS -- (Continued)
                           December 31, 1999 and 1998


In conjunction with the spin-offs, investment management for the S&P 500, extended market, EAFE, and U.S. debt funds was transferred from Barclays Global Investors to State Street Global Advisors. Effective January 1, 1998, $224.7 million of Whitman Corporation Defined Contribution Master Trust assets were transferred from Barclays Global Investors to State Street Global Advisors. Effective January 9, 1998, the fair market value of assets attributable to the accounts of the participants who were employees of Midas and Hussmann was transferred by the Whitman Corporation Defined Contribution Master Trust to the Midas Defined Contribution Master Trust and Hussmann International, Inc. Defined Contribution Master Trust, respectively, in accordance with the Distribution and Indemnity Agreements executed by Whitman with Midas and Hussmann. The asset transfer was $61.1 million to the Midas Defined Contribution Master Trust and $97.9 million to the Hussmann International, Inc. Defined Contribution Master Trust.

On January 30, 1998, Whitman completed the dividend distribution of Midas and Hussmann common stock to Whitman shareholders of record on January 16, 1998. On February 3, 1998, the Whitman Corporation Defined Contribution Master Trust transferred the Midas and Hussmann shares received in the dividend distribution to the Midas Defined Contribution Master Trust and Hussmann International, Inc. Defined Contribution Master Trust, respectively, in exchange for Whitman Corporation common shares. The market value of the asset exchange was $2.1 million with the Midas Defined Contribution Master Trust and $5.7 million with the Hussmann International, Inc. Defined Contribution Master Trust.

(6)   Transfers From Other Plans

On January 25, 1999, Whitman Corporation announced that its Board of Directors had approved a new business relationship with PepsiCo, Inc. ("PepsiCo"). As part of the Contribution and Merger Agreement (the "Agreement") with PepsiCo and Heartland Territories Holdings, Inc. ("New Whitman"), PepsiCo contributed certain assets of several domestic franchise territories in May 1999 to New Whitman and Whitman Corporation merged into New Whitman. In addition, the Agreement provided for Whitman Corporation's principal operating subsidiary, Pepsi-Cola General Bottlers, Inc. ("Pepsi General") to sell to PepsiCo certain of its operations. The sale of these operations occurred in March 1999. Pepsi General also acquired certain international operations of PepsiCo in May 1999.

Effective June 11, 1999, the assets attributable to the participants under the PepsiCo sponsored retirement plan were transferred to the Whitman Corporation Defined Contribution Master Trust. The asset transfer amounted to approximately $16.5 million.

(7)   Subsequent Event

Effective January 1, 2000, the Board of Directors of Whitman Corporation transferred sponsorship to the Plan and Trust to Pepsi-Cola General Bottlers, Inc. The Plan name was changed to the Pepsi-Cola General Bottlers, Inc. Hourly Retirement Savings Plan and the Trust name was changed to Pepsi-Cola General Bottlers, Inc. Defined Contribution Master Trust.

In February, 2000, as part of the Contribution and Merger Agreement with PepsiCo, the assets attributable to the accounts of the participants who were employees of the domestic operations sold to PepsiCo were transferred to the trust established under PepsiCo's retirement plans. The asset transfer is approximately $5 million.